MARTIN MIDSTREAM PARTNERS L.P.
4200 Stone Road
Kilgore, Texas 75662

May 30, 2019

Mr. Ethan Horowitz
United States Securities and Exchange Commission
Office of Natural Resources
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Martin Midstream Partners LP
Form 10-K for Fiscal Year Ended
December 31, 2018
Filed February 19, 2019
File No. 000-50056

Dear Mr. Horowitz,

This letter sets forth the response of Martin Midstream Partners L.P. (the “Partnership”) to the comment provided by the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) in its comment letter dated May 16, 2019 (the “Comment Letter”). For your convenience, we have repeated the comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Form 10-K for Fiscal Year Ended December 31, 2018
Notes to Consolidated Financial Statements
Note 24. Subsequent Events, page 96

1.
We note you acquired Martin Transport, Inc. on January 2, 2019. Tell us how you applied Rule 3-05(b) of Regulation S-X to determine the periods for which financial statements of Martin Transport, Inc. were required to be filed in your Form 8-K, as amended on March 19, 2019.

On January 2, 2019 (“the Acquisition Date”), Martin Midstream Partners L.P. (“the Partnership”) acquired Martin Transport Inc. (“the Acquiree”).  In order to determine significance under Rule 3-05(b) of Regulation S-X, the Partnership considered the guidance in the Commission’s Division of Corporation Finance Financial Reporting Manual (“FRM”) section 2015.2 - Financial Statements Used to Measure Significance, which reads:

“Generally, compare the most recent pre-acquisition annual financial statements of the acquired business to the registrant's pre-acquisition consolidated financial statements as of the end of the most recently completed audited fiscal year required to be filed with the SEC. Financial statements of both the acquired business and the registrant used to measure significance must be prepared in accordance with the comprehensive basis of accounting described in Section 2015.3, “Comprehensive Basis of Accounting Used to Measure Significance.”

The Partnership also considered the guidance in FRM 2025.2 - Significance Implementation - Form 10-K Filed Subsequent to Acquisition, which reads:

“Generally, a registrant measures significance using its pre-acquisition consolidated financial statements as of the end of the most recently completed audited fiscal year required to be filed with the SEC. If the acquisition is made after the registrant’s most recent fiscal year end and the registrant files its Form 10-K for the most recent fiscal year before the date financial statements of the acquired business would be required to be filed under Item 9.01 of Form 8-K, the registrant may evaluate significance using the registrant’s financial statements for most recent fiscal year reported in its Form 10-K. Alternatively, the registrant may choose to evaluate significance using the registrant’s financial statements for the most recently completed audited fiscal year required to be on file with the SEC as of the consummation date.”

As of the Acquisition Date, the most recent pre-acquisition annual financial statements of the Acquiree and the Partnership were for the year ended December 31, 2017.

Using the Partnership’s December 31, 2017 financial statements, the Partnership measured the significance of the acquisition under Section 3-05 using the asset test, investment test and income test.

The greatest of the three significance criteria was the result of the income test.  During the performance of the income test, the Partnership considered the guidance in FRM 2025.11 related to the elimination of profit on intercompany sales from the Acquiree to the Partnership noting that the impact on the income test was negligible. Further, the Partnership considered the guidance in FRM 2030.1 when the greatest of the three calculations described in FRM 2015 exceed 20% but not 40%, which reads:

“Financial statements for the most recent fiscal year (audited) and the latest required interim period (unaudited) that precedes the acquisition (See FRM 2045), and the corresponding interim period of the preceding year (unaudited).”

Further, in determining whether the Partnership should file separate audited financial statements of the Acquiree as of 2017 or 2018, the Partnership considered the guidance in FRM 2045.14 - “Form 8-K - Age of Annual Financial Statements” when an acquired company is not an accelerated filer or large accelerated filer, which reads:

“For purposes of Form 8-K, the staff would not require audited statements of the acquiree's most recently completed year unless the Form 8-K reporting the acquisition was filed 90 days or more after the acquired company's fiscal year-end.”

Based on the consideration of the guidance above, the Partnership filed audited financial statements of the Acquiree as of and for the year ended December 31, 2018 (most recent fiscal year).  The latest interim period does not apply in this case as the 8-K reporting the acquisition was filed on January 4, 2019. The Partnership understands that financial disclosure regarding acquired businesses is important for an investor to understand the impact of transactions on financial statements. As the audited financial statements of the Partnership and the Acquiree became available before the date the financial statements of the acquired business would be required to be filed under Item 9.01 of Form 8-K, the Partnership believes that to include the audited financial statements of the Acquiree as of the most recent fiscal year (December 31, 2018) was more beneficial to investors than the 2017 period (the year used to measure significance at the Acquisition Date).

In connection with the above, the Partnership acknowledges the following:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions or comments regarding this letter, please contact our outside legal counsel, Eric Johnson of Locke Lord LLP, at (713) 226-1249 or Robert D. Bondurant, our Chief Financial Officer, at (903) 983-6200.

Martin Midstream Partners L.P.

cc:	Jeannette Wong
Shannon Buskirk